Exhibit 16

CORVEX MANAGEMENT LP 712 Fifth Avenue, 23rd Floor New York, New York 10019	RELATED FUND MANAGEMENT, LLC 60 Columbus Circle New York, New York 10023

CommonWealth REIT

Two Newton Place

255 Washington Street

Newton, MA 02458-1634

March 25, 2013

Dear Members of the Board:

As you are aware, Corvex Management, LP (“Corvex”) and Related Fund Management, LLC (“Related”) separately manage investment funds that collectively own approximately 8.6% of the outstanding common shares of CommonWealth REIT (“CWH” or the “Company”).

We were shocked to learn this morning that you are contemplating the possibility of selling the Company’s 56% controlling equity interest in Selected Income REIT (“SIR”) in an underwritten offering, which we anticipate would be completed at a discount to market price. To state an obvious point, which we are concerned might have been lost amongst you and your advisors, any sale of shares constituting a control position in SIR should reflect a control premium, not a discount. Furthermore, any such sale must only be completed following a thorough and independent exploration of all available options to seek the highest price available to CWH for the sale of its controlling SIR stake – much like any other process for the sale of a controlling stake in a public company would be completed by a responsible board mindful of its fiduciary duties.

Although you purport to disclaim that no decision has been made to sell the SIR stake at this time, we are highly suspicious of the timing of your announcement, and deeply troubled by the fact that you would even explore a potential sale of CWH’s controlling stake in SIR at a discount to market. Our concerns are compounded by the fact that less than a month ago you completed on an expedited basis a highly dilutive offering of CWH shares at a significant discount to the market price. We demand that history not repeat itself.

We reiterate our call for the Board of Trustees of CWH to immediately set up a special committee, and that such committee retain independent legal and financial advisors. Among other things, the special committee must thoroughly explore all options available with respect to CWH’s stake in SIR. By way of example, full consideration must be given to the termination of SIR’s management agreements with Reit Management & Research LLC in connection with such sale, as the value of SIR will increase significantly to an interested buyer without the overhang of such agreement. Absent such termination, you will be selling CWH’s controlling stake in SIR at a discount, while allowing Barry and Adam Portnoy to retain all the management fees they extract from SIR through RMR’s management agreement. That would clearly be a related-party transaction that an independent committee would have to fully review with independent advisors. We would like to refer you to the letter we delivered to the so-called independent trustees on February 26, 2013 demanding that the board refrain from approving any further related party transaction.

We intend to hold the Board accountable for any further destruction of shareholder value that in our view would result from liquidating part or all of CWH’s stake in SIR through an underwritten offering. As you know we have filed a consent solicitation statement to remove the entire Board. Your preliminary actions with respect to

SIR clearly justify our consent solicitation. We look forward to the day when CWH is managed by a truly independent Board that is accountable to its shareholders.

Sincerely,

/s/ Keith Meister
Keith Meister
Corvex Management LP

/s/ Jeff T. Blau
Jeff T. Blau
Related Fund Management, LLC

cc.	Jeff Horowitz
BofA Merrill Lynch

Additional Information Regarding the Consent Solicitation

In connection with their solicitation of written consents, Corvex Management LP and Related Fund Management, LLC have filed a preliminary written consent solicitation statement with the Securities and Exchange Commission (the “SEC”) to solicit written consents from shareholders of the Company. Investors and security holders are urged to read the preliminary written consent solicitation statement in its entirety, and the definitive written consent solicitation statement and other relevant documents when they become available, because they will contain important information regarding the consent solicitation. The preliminary and definitive written consent solicitation statement and all other relevant documents will be available, free of charge, on the SEC’s website at www.sec.gov.

The following persons are participants in connection with the written consent solicitation of the Company’s shareholders: Corvex Management LP, Keith Meister, Related Fund Management, LLC, Related Real Estate Recovery Fund GP-A, LLC, Related Real Estate Recovery Fund GP, LP, Related Real Estate Recovery Fund, LP, RRERF Acquisition, LLC, Jeff T. Blau and Richard O’Toole. Information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, to the extent applicable, is available in the preliminary written consent solicitation statement filed with the SEC on March 26, 2013.

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